UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

Spanish Securities Market Commission

C/Edison, 4

28006 — Madrid

Abengoa, S.A. (“Abengoa” or the “Company”), pursuant to section 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), informs the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores) of the following

Material fact (Hecho relevante)

In connection with the material fact published on November 25, 2015 (nº231387), regarding, among other things, the company’s intention to file the communication set forth under article 5 bis of the Insolvency Law, the Company informs that such communication was filed on November 25 before the Mercantile Courts of Seville.

Seville, 27 November 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: November 27, 2015	By:	/s/ Santiago Seage Medela
Name: Santiago Seage Medela
Title: CEO